Filed by Frequency Therapeutics, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Frequency Therapeutics, Inc.

Filer’s SEC File No.: 001-39062

Date: July 14, 2023

The following contains communications Korro Bio, Inc. (“Korro Bio”) made to its employees via email on July 14, 2023.

Frequently Asked Questions for Korro Bio Employees

1.	What was today’s announcement about?

A:

We’re excited to announce that Korro Bio is taking a major next step in our company’s development with plans to list on the Nasdaq, or “go public” through a merger with Frequency Therapeutics. The transaction is expected to close in the fourth quarter of 2023, subject to customary closing conditions.

2.	What does this mean for employees?

A:

All of our day-to-day operations will continue as usual and our priorities remain the same. We will be briefing you about specific guidelines with respect to communications once we become a public company so that you have a general understanding of public company disclosure regulations and the need to be mindful of how, when and with whom you share company information. We now have a responsibility to comply with rules on timing and insider trading such that conversations with other employees, family members and friends now require a different level of awareness and sensitivity. Be on the lookout for informational sessions to share further details regarding confidentiality and insider trading.

If you have specific questions, please contact Shelby Walker, Stephanie Engels or Vineet Agarwal.

3.	Why go public through this process and not a traditional Initial Public Offering (IPO)?

A:	We see many benefits to going public through a merger. Importantly, this process is potentially less expensive and faster alternative to the traditional IPO.

4.	What funding does this provide?

A:	The combined company is expected to have cash balance of approximately $170 million at close, which is expected to provide cash runway through several value-creating milestones and into 2026.

5.	What will happen to our Executive Team?

A:	Existing Korro management will lead the combined company led by Ram Aiyar as President and CEO.

6.	What will happen to our Board?

A:

The Board of Directors of the combined company is expected to be comprised of seven members, consisting of four members designated by Korro Bio, one member designated by Frequency Therapeutics, and two independent directors.

7.	Will our offices be relocated?

A:	No, there is no change to our plans. We still plan to relocate our corporate headquarters to 60 First Street.

8.	Will any personnel from Frequency join our team?

A:	David Lucchino of the Frequency management team will join members of our board on the new Board of Directors of the combined company.

9.	Will the name of our company change?

A:

Frequency will change its name at the close of the transaction so we will still be known as Korro Bio. At the close of the transaction, the full official combined company name will be “Korro Bio, Inc.”

10.	Why is Korro Bio undergoing this transaction now?

A:

We are extremely proud of your hard work in creating a leading RNA editing company that is innovating every day to bring potentially transformative therapies to address unmet patient needs. Now is the time to take the crucial next step in expanding our research and development efforts to help realize our vision of a better life for the tens of thousands of people worldwide living with AATD, Parkinson’s disease, severe alcoholic-associated hepatitis, ALS and many other target disease indications.

As a public company, we expect to have greater access to capital in the future, along with increased visibility among patient communities and potential investors, partners, regulators, and the news media. As our employees, you will have the opportunity to share in our growth and success. Furthermore, our ability to offer equity options will help us attract and retain key talent.

11.	When and where will the securities be traded and under what ticker symbol?

A:	All shares of common stock will be listed under the symbol “KRRO” on the Nasdaq Market pending transaction close.

12.	When is the expected close of this transaction?

A:	The fourth quarter of 2023, pending customary closing conditions, including stockholder approvals.

13.	Will control of the company change?

A:

Korro Bio will remain majority stockholders. Currently, Korro Bio stockholders are expected to own approximately 92% of the combined company and current Frequency Therapeutics stockholders are expected to own approximately 8% of the combined company, including after taking account the private financing.

14.	What happens to my stock options? Will there be an equity top-up/ increase for employees as a result of this transaction?

A:

Your options to acquire Korro Bio stock will be converted into options to acquire stock in the new combined entity once the transaction is completed. The options in the new combined entity will have the same terms and conditions (including vesting and exercisability terms and conditions) as your Korro Bio options. Be on the lookout for informational sessions to share further details regarding your Korro Bio options. Additionally, as part of our broader Total Rewards strategy and philosophy we will evaluate our equity positioning in a public market context and will share outcomes as appropriate.

15.	If I receive questions about Korro Bio from an interested party or member of the news media, what should I say?

A:	Please refer all media inquiries to IR@korrobio.com. Please do not speak with the media or with the financial community under any circumstances.

16.	Will our salaries or benefits change?

A:	There are no planned changes to salaries or benefit plans as a result of this transaction beyond those done through the normal course of business.

17.	Where can I find additional information?

A:

The details of the merger agreement can be found in an 8-K to be filed by Frequency with the U.S. Securities and Exchange Commission. In the coming days, Frequency will file more information with the SEC on a “Form S-4” that provides added disclosure on our business and the transaction.

18.	Can I share this announcement over social media?

A:

You may share, like and repost today’s announcement over social media, but please do not provide any commentary along with the reposting. As a reminder, as an employee of Korro Bio, the content you share may be considered a reflection of the company and all postings must follow our Social Media policy.

All employees of Korro Bio should closely review our Social Media policy prior to any posts.

On July 14, 2023, Ram Aiyer, Chief Executive Officer of Korro Bio sent the following email to Korro Bio’s employees.

Subject Line: Korro Bio Merger Announcement with Frequency Therapeutics and $117M Planned Concurrent Financing

KORRO BIO CONFIDENTIAL – DO NOT FORWARD

To our Korro Krew

Today’s news is an exciting moment for Korro Bio. As many of you may have seen, we issued a press release today at 6:30 AM ET announcing a proposed merger with Frequency Therapeutics, a publicly listed company, and a planned concurrent financing of $117M led by leading life science investors. This transaction will convert Korro Bio from being a private company into a publicly listed company when this transaction closes in 4Q 2023 under the ticker “KRRO”.

Sharing information as openly and transparently as possible has been one of Korro Bio’s hallmarks. To the best of our ability, we will continue to share information with all of you to the extent legally permissible. Our team will be sending more information to you about confidentiality, what material information is and how we will adjust our communications practices to ensure that we continue the honest discussions that make Korro Bio a special place to be.

Being listed publicly fundamentally changes a few things. You should expect to see heightened interest from the press, analysts, partners, friends and family regarding our business and our prospects. Frequency will file an 8-K that will describe the merger agreement and related agreements. While, once it is filed, we can acknowledge that Frequency has filed an 8-K with the U.S. Securities and Exchange Commission, under no circumstances speculate about our financial performance, pipeline programs or clinical trials, with anyone outside of the company. Doing so could be tremendously damaging to Korro Bio and to all of our employees and stockholders, and could jeopardize our ability to complete the proposed merger. And, even if not discussing the merger specifically, we ask that you be extremely careful and conservative when talking about Korro Bio in any public forum, which includes blogs, Twitter, Threads, Tik Tok, LinkedIn, Facebook, parties, family gatherings, etc. Just as companies can be subject to criminal and civil lawsuits and financial penalties in connection with any violations, so too, can individuals. If physicians, patients, vendors, suppliers, family, friends or other outside parties have questions about our merger and what it means, or any other questions about our financials, strategy, trials, prospects, etc., please refer them directly to me.

Going public through the proposed merger is a pivotal event for our company and will allow us to realize our vision of delivering the genetic medicines of the future. We still have many goals and milestones to realize that are vital to the patients who need our potentially life-changing therapies so let’s focus our energies on achieving and exceeding them.

I look forward to providing more information on these exciting developments during today’s Town Hall meeting at 10:00 AM. If you still have questions after the Town Hall, please be sure to send them to me, Vineet, or Shelby. We are happy to address them to the extent possible.

Thanks for your commitment and dedication during this exciting time for Korro Bio.

Ram

Important Information about the Merger and Where to Find It

This communication relates to a proposed transaction between Frequency Therapeutics, Inc. (“Frequency”) and Korro Bio. In connection with the proposed transaction, Frequency intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Frequency and that will constitute a prospectus with respect to shares of Frequency’s common stock to be issued in the proposed transaction (the “Proxy Statement/Prospectus”). Frequency may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Proxy Statement/Prospectus or any other document which Frequency may file with the SEC. INVESTORS, KORRO BIO STOCKHOLDERS AND FREQUENCY STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED BY FREQUENCY WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, Korro Bio stockholders and Frequency stockholders will also be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents containing important information about Frequency, Korro Bio and the proposed transaction that are or will be filed with the SEC by Frequency through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Frequency will also be available free of charge on Frequency’s website at https://frequencytx.gcs-web.com/sec-filings or by contacting Frequency’s investor relations department by email at investorrelations@frequencytx.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Frequency and certain of its directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of Frequency stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Frequency’s stockholders in connection with the proposed transaction will be set forth in the Proxy Statement/Prospectus on Form S-4 for the proposed transaction, which is expected to be filed with the SEC by Frequency. Investors and security holders of Korro Bio and Frequency are urged to read the Proxy Statement/Prospectus and other relevant documents that will be filed with the SEC by Frequency carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Korro Bio and Frequency through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Frequency can be obtained free of charge by directing a written request to Frequency Therapeutics, Inc., 75 Hayden Avenue, Suite 300 Lexington, MA 02421.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction involving Frequency and Korro Bio and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain stockholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Frequency and Korro to consummate the proposed transaction; (iii) the ability of Frequency and Korro to integrate their businesses successfully and to achieve anticipated synergies; (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the combined company’s operations, and the anticipated tax treatment of the combination; (v) potential litigation relating to the proposed transaction that could be instituted against Frequency, Korro or their respective directors; (vi) possible disruptions from the proposed transaction that could harm Frequency’s and/or Korro’s respective businesses; (vii) the ability of Frequency and Korro to retain, attract and hire key personnel; (viii) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Frequency’s or Korro’s financial performance; (x) certain restrictions during the pendency of the proposed transaction that may impact Frequency’s or Korro’s ability to pursue certain business opportunities or strategic transactions; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xiv) such other factors as are set forth in Frequency’s periodic public filings with the SEC, including but not limited to those described under the heading “Risk Factors” in Frequency’s Form 10-Q for the fiscal year ended March 31, 2023. Frequency can give no assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, Frequency undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.